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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

<u>SEC FILE NUMBER</u>

8-051326

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/14_____ AND ENDING_____12/31/14_____
                                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WESTMINISTER INVESTMENT GROUP, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

 23 E. NORTH STREET
                                                     (No. and Street)

 NEW CASTLE   PA   16101
                (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

 SANDY L. BURRY   (724) 654-7880
                                                                        (Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 WILLIAM BATDORF & COMPANY, P.C.
                          (Name- *if individual, state last, first, middle name)*

 1776 K STREET, NW, SUITE 840, WASHINGTON, DC   20006
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY
05

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___SANDY L. BURRY_____, swear (or affirm)
that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm
of ___WESTMINISTER INVESTMENT GROUP, INC._____, as of December 31, 2014, are true and correct. I
further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest
in any account classified solely as that of customer, except as follows:

_____

_____

_____

Sandra L. Burry
Signature

President & CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTMINSTER INVESTMENT GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2014

WESTMINSTER INVESTMENT GROUP, INC.
STATEMENT OF FINNCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2014

CONTENTS

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1776 K STREET, N.W., SUITE 840
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Westminster Investment Group, Inc.

We have audited the accompanying statement of financial condition of Westminster Investment Group, Inc. (a Pennsylvania corporation) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. Westminster Investment Group, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Westminster Investment Group, Inc. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

Washington, DC
February 28, 2015

WESTMINSTER INVESTMENT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	18,072
Accounts Receivable		256
Total Assets	$	18,328

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Liabilities	6,000
Total Liabilities	6,000

STOCKHOLDERS' EQUITY

Common Stock ($.01 Par Value, 100,000 Shares Authorized 26,189 Issued and 23,769 Outstanding)		3,000
Retained Earnings		9,328
Total Stockholders' Equity		12,328
Total Liabilities and Stockholders' Equity	$	18,328

NOTE 1 – ORGANIZATION
Westminster Investment Group, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's activities are limited to the sale of registered investment company shares and variable annuity insurance contracts.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES
The Company uses the accrual basis of accounting. Its accounting and reporting policies are in accordance with generally accepted accounting principles and conform to the general practices within the brokerage industry.

NOTE 3 – NET CAPITAL REQUIREMENTS
The firm is subject to the net capital rule of the Securities and Exchange Commission. This rule requires that the firm's ratio of "aggregate indebtedness," as defined, to "net capital," as defined, not exceed 15 to 1. At December 31, 2014, the firm's ratio of aggregate indebtedness to net capital was .49 to 1, and net capital was $12,302 as compared to the required minimum net capital of $5,000.

NOTE 4 – EXEMPTION FROM RULE 15c3-3
During 2014 the firm limited its business activities to the purchase, sale and redemption of shares of registered investment companies. Securities of customers were not accepted for safekeeping. The company does not routinely accept customer's funds and any funds sent to the company, which consisted solely of checks payable to registered investment companies, were promptly remitted. The company is therefore exempt from the customer reserve requirements of SEC rule 15c3-3 under section (k)(1).

NOTE 5 – CASH EQUIVALENTS
The Company considers investments in liquid debt instruments with original maturity dates of less than three months as cash equivalents for purposes of the Statement of Cash Flows.

NOTE 6 - INCOME TAXES
The Company has elected to file income tax returns as a subchapter S Corporation as defined in the Internal Revenue Code. Generally, an S Corporation is not subject to income taxes but rather, items of income, loss, deduction and credit pass through to stockholders in determining their individual income tax liability. The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

NOTE 6 - INCOME TAXES (Continued)

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year. In general, the prior three years tax returns filed with various taxing agencies are open to inspection.

NOTE 7 - USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reported period. Actual results could differ from these estimates.

NOTE 8 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 28, 2015, date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1776 K STREET, N.W., SUITE 840
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Westminster Investment Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Client identified the following provisions of 17 C.F.R. §15c3-3(k) under which Client claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Client stated that Client met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014 without exception. Client's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Client's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

William Batdorf & Company, P.C.

Washington, DC
February 28, 2015



23 East North Street
New Castle, Pennsylvania 16101
724-654-7880 • Fax 654-7855

EXEMPTION REPORT

December 31, 2014,

To the best of our knowledge and belief, Westminister Investment Group, Inc. is exempt from the provisions of Rule 15c3-3 because it meets the conditions set forth in paragraph (k) of Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(1). The Company met the exemption provision in paragraph (k)(1) of Rule 15c3-3 from the period June 1, 2014 through December 31, 2014 without exception.

Very truly yours,

Sandra L. Burry
President

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1776 K STREET, N.W., SUITE 840
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
Westminster Investment Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Westminster Investment Group, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Westminster Investment Group, Inc.'s compliance with the applicable instructions of Form SIPC-7. Westminster Investment Group, Inc.'s management is responsible for Westminster Investment Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

William Batdorf & Company, P.C.

Washington, DC
February 28, 2015

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
15*15**********1875*********************MIXED AADC 220
051326   FINRA   DEC
WESTMINSTER INVESTMENT GROUP INC
23 E NORTH ST
NEW CASTLE PA 16101-3808
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ _252.19___

   B. Less payment made with SIPC-6 filed (exclude interest)   (_____)

   _____ Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _#,123.42___

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _123.42___

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC *Ck# 1514*
       Total (must be same as F above) *Cleared on*
       Jan 30, 2015. $ _123.42___

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WESTMINSTER INVESTMENT GROUP INC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

President & CEO
(Title)

Dated the _22nd_ day of _January_ , 20_15_.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Eliminate cents

$ _166,677_

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

   Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

   (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

   (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

   Enter the greater of line (i) or (ii)

   Total deductions

2d. SIPC Net Operating Revenues $ _166,677_

2e. General Assessment @ .0025 $ _232.12_

(to page 1, line 2.A.)

2